SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE and RingCentral Extend Partnership to Accelerate AI-Driven Customer and Employee Experiences, dated August 5, 2025

99.2 NiCE Deepens Partnership with Salesforce to Accelerate End-To-End Customer Service Workflow Orchestration, dated August 12, 2025

99.3 NiCE Announces Upcoming Conference Participation, dated August 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Alon Levy Title: Vice President, General Counsel and Corporate Secretary Dated: September 10, 2025

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE and RingCentral Extend Partnership to Accelerate AI-Driven Customer and Employee Experiences, dated August 5, 2025

99.2 NiCE Deepens Partnership with Salesforce to Accelerate End-To-End Customer Service Workflow Orchestration, dated August 12, 2025

99.3 NiCE Announces Upcoming Conference Participation, dated August 21, 2025